Exhibit 1

NEWS RELEASE TRANSMITTED BY CNW

FOR:     Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

July 27, 2006

Sierra Wireless Reports Second Quarter 2006 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting second quarter results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“Continued momentum in the sales of our HSDPA and EV-DO AirCard® PC Cards, combined with increasing embedded module sales to our worldwide laptop OEM customers drove strong sequential growth and record second quarter revenue. Sales for the second quarter of 2006 increased by 22% compared to the first quarter of 2006 and 152% compared to the second quarter of 2005. Our strong revenue performance also helped drive better than expected net earnings of $3.8 million,” said Jason Cohenour, President and Chief Executive Officer. “We are very enthusiastic about the opportunities for continued growth in our core business of wide area wireless for mobile computing, as we bring our next generation products to market and continue to open new channels.  During the third quarter of 2006, we expect to see a modest decline in revenue relative to the second quarter as we transition some of our largest customers to our next generation AirCard products late in the quarter. We expect that the launch of the AirCard products late in the third quarter, combined with shipments of additional new products later in the year, will drive strong revenue growth in the fourth quarter. We believe that the overall market is experiencing considerable growth and that our market position continues to strengthen.”

Our revenue for the three months ended June 30, 2006 amounted to $55.2 million, gross margin was $18.9 million, operating expenses were $16.7 million and net earnings were $3.8 million. Our diluted earnings per share were $0.15 for the second quarter of 2006. Our balance sheet remains strong, with $101.6 million of cash, short-term and long-term investments.

Results for the second quarter of 2006 relative to Company guidance provided on April 20, 2006 are as follows:

Second quarter revenue for 2006 of $55.2 million was better than our guidance of $52.0 million. Gross margin was 34.1% of revenue, in line with our guidance of 34.5%.   Operating expenses were $16.7 million, higher than our guidance of $16.0 million. Our net earnings of $3.8 million, or diluted earnings per share of $0.15, were better than our guidance of net earnings of $2.6 million, or diluted earnings per share of $0.10. These results include $1.0 million of stock-based compensation expense. Excluding stock-based compensation expense, net earnings would be $4.8 million or $0.18 per share.  Our free cash flow, being cash flow from operations net of investments in fixed assets and intangibles, was negative $1.5 million, in line with our guidance of slightly negative to slightly positive cash flow.

Results for the second quarter of 2006, compared to the second quarter of 2005 are as follows:

Second quarter revenue increased by 152% to $55.2 million in 2006, from $21.9 million for the same period in 2005. Gross margin for the second quarter of 2006 was 34.1% of revenue. Gross margin for the second quarter of 2005 included $12.8 million of restructuring charges. Excluding this amount, gross margin for the comparable quarter in 2005 was 31.2%.

Operating expenses were $16.7 million in the second quarter of 2006. Operating expenses for the second quarter of 2005 included $4.9 million of restructuring charges and a provision for future legal costs of $1.0 million. Excluding these amounts, operating expenses for the comparable quarter in 2005 were $15.3 million. Net earnings for the second quarter of 2006 were $3.8 million, or diluted earnings per share of $0.15. This compared to a net loss in the second quarter of 2005 of $7.5 million, or loss per share of $0.30, excluding restructuring and other charges of $18.2 million and a provision for future legal costs of $1.0 million. Second quarter 2006 cost of goods sold and operating expenses include $0.1 million and $0.9 million, respectively, of stock-based compensation, compared to nil in the second quarter of 2005.

Results for the second quarter of 2006, compared to the first quarter of 2006 were as follows:

Revenue for the three months ended June 30, 2006 amounted to $55.2 million, an increase of 22% compared to $45.2 million in the first quarter of 2006. Gross margins were 34.1% of revenue in the second quarter of 2006, compared to 36.8% in the first quarter of 2006. Operating expenses were $16.7 million in the second quarter of 2006, compared to $14.8 million in the first quarter of 2006. Net earnings for the second quarter of 2006 were $3.8 million, or diluted earnings per share of $0.15, compared to net earnings of $2.6 million, or diluted earnings per share of $0.10, in the first quarter of 2006.

Second Quarter Highlights Included:

•                  We introduced the AirCard 875 wireless wide area network card for HSDPA networks. The AirCard 875 offers increased data speeds and high-speed worldwide roaming, with tri-band HSDPA/UMTS and quad-band Class 12 EDGE/GPRS connectivity. Commercial shipments of the AirCard 875 are expected to begin late in the third quarter of this year.

•                  Early in the second quarter, we announced that our next generation EV-DO Revision A products, the AirCard 595 PC Card and the MC5725 Mini Card, were available to infrastructure vendors, OEM customers and network operators for testing and integration purposes. Subsequently, with Nortel and Lucent Technologies, we announced over the air test calls using EV-DO Revision A technology and pre-commercial versions of the AirCard 595 and the MC5725 Mini Card.

•                  In conjunction with Sprint, Nortel, Lucent, HP, Lenovo and Panasonic, our AirCard 595 and MC5725 products were successfully demonstrated at the CTIA Wireless trade show in early April. We expect to commence commercial shipments of the AirCard 595 late in the third quarter of this year.  We have design wins for the MC5725 and expect to commence commercial shipments in the fourth quarter.

•                  We commenced shipments of our 3G HSDPA AirCard 850 to Swisscom Mobile for use on the Company’s HSDPA network. The AirCard 850 is fully functional on HSDPA and UMTS networks using the 2100MHz band and EDGE and GPRS networks using all four GSM bands worldwide.

•                  We announced a distribution agreement with Brightstar Corp., a world leader in value-added supply chain management, to sell, market, and distribute Sierra Wireless AirCard products to value added resellers, (VARS), mobile virtual network operators, (MVNOs), agents and dealers throughout North America and Latin America.

•                  During the second quarter, our AirCard 850 was selected by a major European operator group for commercial launch in the fourth quarter.  We view this selection as an important indicator of our growing momentum in Europe. Since the close of the second quarter, we executed on purchase arrangements with other large operators for our next generation AirCard products. We expect to commence shipments on these purchase arrangements late in the third quarter, and for sales of our next generation AirCard products to make a significant contribution to fourth quarter revenue.

•                  We introduced the MC8775 PCI Express Mini Card, the third embedded module product in the Company’s lineup for HSDPA networks. The MC8775 is available for OEM testing and integration into notebook computers and other devices. We have design wins for the MC8775 and expect commercial shipments to begin late in the third quarter of this year.

•                  We announced that HP selected the Sierra Wireless HSDPA PCI Express Mini Card embedded modules to provide high-speed 3G connectivity to HP Compaq 6400 Notebook PCs later this year. Additionally, following the successful integration and launch of the HP Compaq nc6410 with our MC5720 Mini Card module for EV-DO earlier this year, two additional HP Notebook models have been certified and launched with our MC5720.

•                  During the second quarter, we added significantly to our roster of laptop OEM customers by securing design wins with three additional laptop OEMs. Our design wins with these new customers span both HSDPA and EV-DO technologies. As is customary, we plan to disclose the names of our new customers closer to the launch of our customers’ products.

•                  Together with Digi International, we announced that Digi has selected Sierra Wireless AirCards and Mini Cards to provide 3G wireless connectivity for their upgradeable ConnectPort™ WAN VPN router product line.

•                  We introduced the latest additions to our rugged mobile product line for wireless wide area networks, the MP 595 GPS and the MP 875 GPS for 3G networks. The MP 595 is designed for EV-DO Revision A networks and is fully compatible with current EV-DO Release 0 and CDMA 1X networks. The MP 875 is designed to operate on HSDPA/UMTS/EDGE/GPRS networks worldwide. Commercial shipments of the MP 595 are expected to begin in the fourth quarter of this year, with MP 875 shipments to follow in the first quarter of 2007.

•                  At the Company’s annual general meeting, our Board of Directors announced that it had appointed Charles Levine as Chairman of the Board. Mr. Levine replaced Mr. Peter Ciceri as Chairman, who wished to step down from that position. Mr. Ciceri continues as a member of the Board of Directors.

•                  We announced additions and changes to the Company’s management team. Mr. Trent Punnett, previously Vice President of Marketing and Product Management, was promoted to Senior Vice President of Marketing and Corporate Development where he takes on additional responsibilities in business strategy and strategic partnerships. Mr. Richard Winters joined the Company in the newly created position of Vice President, Supply Chain. Mr. Steve Burrington was promoted to Vice President, Worldwide Systems Engineering and Mr. Jin Pak, Vice President of Sales for Asia Pacific, added responsibility for sales in Central and Latin America to his role.

Financial Guidance

The following guidance for the third quarter of 2006 reflects our current business indicators and expectations. Our guidance for the third quarter includes a higher than usual revenue contribution from products to be launched during the quarter. There are uncertainties associated with the launch and early ramp of new products that could affect our ability to achieve guidance. Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q3 2006 Guidance

Revenue	$51 million
Gross margin	31.0%
Operating expenses	$16.9 million
Net earnings	Breakeven
Earnings per diluted share	Breakeven

This guidance includes stock-based compensation expense of approximately $1.0 million.

Cash flow	Negative

Given the significant level of new product launch activity and customer product transitions we expect to occur late in the third quarter, and the resulting impact we expect these events to have on our financial performance during the quarter, we are also providing an indication of our expectations for Q4. We expect our new AirCard product launches in Q3, combined with the launch of additional new products during Q4, to drive significant revenue growth during the fourth quarter. Accordingly, our expectation at this early stage is that fourth quarter revenue will be not less than $65 million and that earnings per share will be positive.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the third and fourth quarters of 2006, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) develops and markets reliable, high quality wireless communications products that provide mobile professionals with data and voice access to wide area wireless networks. The Sierra Wireless product portfolio includes the award-winning AirCard® line of wireless PC cards, embedded modules for original equipment manufacturers (OEMs), and the MP line of rugged, vehicle-mounted wireless modems. Sierra Wireless also offers professional services to OEM customers during product development, leveraging the Company’s expertise in wireless design and integration to provide built-in wireless connectivity for notebook computers and other portable computing devices. Sierra Wireless is headquartered in Richmond, British Columbia, Canada, with additional offices in Carlsbad, California, London, and Hong Kong. For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” is a registered trademark and “AirCard Enabled” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, July 27, 2006 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-796-7558   Passcode:  Not required

or

1-416-644-3423   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL enter www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1485660

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio and webcast) will be available following the conference call.

•                  Audio only dial (available for 7 business days): 1-877-289-8525 or 1-416-640-1917 Passcode: 21188992#

•                  Webcast (available for 90 days) www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1485660  No Passcode is required.

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Revenue	$55,223	$21,930	$100,447	$42,110
Cost of goods sold	36,366	27,852	64,933	40,907
Gross margin	18,857	(5,922)	35,514	1,203

Expenses
Sales and marketing	3,726	4,331	7,476	8,620
Research and development, net	8,905	7,399	16,433	14,660
Administration	3,301	3,892	6,048	6,827
Restructuring and other charges	—	4,926	—	4,926
Amortization	748	679	1,507	1,370
	16,680	21,227	31,464	36,403
Earnings (loss) from operations	2,177	(27,149)	4,050	(35,200)

Other income	1,306	220	2,481	755
Earnings (loss) before income taxes	3,483	(26,929)	6,531	(34,445)
Income tax expense (recovery)	(287)	(222)	174	(144)
Net earnings (loss)	3,770	(26,707)	6,357	(34,301)
Deficit, beginning of period	(80,270)	(53,983)	(82,857)	(46,389)
Deficit, end of period	$(76,500)	$(80,690)	$(76,500)	$(80,690)

Earnings (loss) per share for the period:
Basic	$0.15	$(1.05)	$0.25	$(1.35)
Diluted	$0.15	$(1.05)	$0.25	$(1.35)

Weighted average number of shares (in thousands)
Basic	25,602	25,364	25,547	25,361
Diluted	25,959	25,364	25,848	25,361

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$77,511	$64,611
Short-term investments	21,657	24,724
Accounts receivable, net of allowance for doubtfulaccounts of $1,567 (2005 - $1,561)	27,391	20,540
Inventories	19,668	3,316
Prepaid expenses	2,694	3,974
	148,921	117,165

Long-term investments	2,461	14,762
Fixed assets	13,639	11,647
Intangible assets	10,036	10,693
Goodwill	19,227	19,227
Other assets	—	486
	$194,284	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$18,037	$3,971
Accrued liabilities	25,519	28,644
Deferred revenue and credits	804	422
Current portion of long-term liabilities	1,003	894
Current portion of obligations under capital lease	120	304
	45,483	34,235

Long-term liabilities	1,633	1,926
Obligations under capital lease	—	4

Shareholders’ equity:
Share capital	221,512	219,398
Additional paid-in capital	1,466	556
Warrants	1,538	1,538
Deficit	(76,500)	(82,857)
Accumulated other comprehensive loss	(848)	(820)
	147,168	137,815
	$194,284	$173,980

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Cash flows from operating activities:
Net earnings (loss) for the period	$3,770	$(26,707)	$6,357	$(34,301)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities
Amortization	2,369	2,188	4,493	4,308
Stock-based compensation	994	—	1,875	—
Loss (gain) on disposal	25	(41)	31	(41)
Non-cash restructuring and other charges	—	13,040	—	13,040
Changes in operating assets and liabilities
Accounts receivable	(8,356)	(1,432)	(7,363)	5,492
Inventories	(8,423)	743	(16,352)	(6,858)
Prepaid expenses	1,168	184	1,766	696
Accounts payable	10,371	1,755	14,066	1,940
Accrued liabilities	684	(1,822)	(3,125)	(4,299)
Deferred revenue and credits	374	87	382	290
Net cash provided by (used in) operating activities	2,976	(12,005)	2,130	(19,733)

Cash flows from investing activities:
Proceeds on disposal	1	45	5	45
Purchase of fixed assets	(4,170)	(2,134)	(5,385)	(4,590)
Increase in intangible assets	(334)	(505)	(513)	(1,013)
Purchase of short-term investments	(16,984)	(31,844)	(24,205)	(57,706)
Proceeds on maturity of short-term investments	22,996	—	40,091	—
Net cash provided by (used in) investing activities	1,509	(34,438)	9,993	(63,264)

Cash flows from financing activities:
Issue of common shares	995	13	1,149	35
Decrease in long-term liabilities	(66)	(418)	(372)	(834)
Net cash provided by (used in) financing activities	929	(405)	777	(799)

Net increase (decrease) in cash and cash equivalents	5,414	(46,848)	12,900	(83,796)
Cash and cash equivalents, beginning of period	72,097	94,898	64,611	131,846
Cash and cash equivalents, end of period	$77,511	$48,050	$77,511	$48,050